Securities and Exchange Commission
                             Washington, D.C., 20549
                                   FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(C) OF THE
INVESTMENT  COMPANY  ACT  OF  1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

                    Name: Southern States Power Company, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 4505 Allstate Drive, Suite 108, Riverside, CA 92501

Telephone  Number  (including  area  code):  (909)  367-2463

File  Number  under  the  Securities  Exchange  Act  of  1934:  333-111351.

The following is the basis for the filing of this notification of withdrawal: is not currently conducting business as a business development company, and the Company is not able to meet the requirements of the Act as to diversification, and the independent director requirements.

                                    SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Newport Beach and state of California on the 11th day of May, 2004.


By:   /s/  Harrison  McCoy
      Harrison  McCoy
Its:  Chief  Executive  Officer


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